Exhibit 99.1

Brussels – 5 May 2026 - 7:00am CET	Regulated information[1]

AB InBev Reports First Quarter 2026 Results

Solid top- and bottom-line performance: Revenue up by 5.8%, Beer volume growth of 1.2% and a 20.8% Underlying EPS increase

“Cheers to beer - the strength of the category and the consistent execution of our consumer-centric strategy drove continued momentum across our footprint. We are investing behind our megabrands and innovations to lead and grow the category. With strong execution by our teams and major moments of celebration ahead, we are well positioned for 2026.” – Michel Doukeris, CEO, AB InBev

Revenue

+5.8%

Revenue increased by 5.8% with revenue per hl growth of 4.5%.

Reported revenue increased by 12.0% to 15 267 million USD, positively impacted by currency translation.

8.2% increase in combined revenues of megabrands, led by Corona, which grew by 16% outside of its home market.

27% increase in revenue of no-alcohol beer.

37% increase in revenue of Beyond Beer.

55% increase in Gross Merchandise Value (GMV) from sales of third-party products through BEES Marketplace to reach 1.1 billion USD.

Volumes

+0.8%

Volumes increased by 0.8%, with beer volumes up by 1.2% and non-beer volumes down by 1.9%.

Normalized EBITDA

+5.3%

Normalized EBITDA increased by 5.3% to 5 437 million USD, with a margin contraction of 15 bps to 35.6%.

Underlying Profit

1 923 million USD

Underlying Profit was 1 923 million USD in 1Q26 compared to
1 606 million USD in 1Q25.

Reported profit attributable to equity holders of AB InBev was
2 563 million USD in 1Q26 compared to 2 148 million USD in 1Q25, both positively impacted by non-underlying items.

Underlying EPS

0.97 USD

Underlying EPS increased by 20.8% to 0.97 USD in 1Q26, compared to 0.81 USD in 1Q25.

On a constant currency basis, Underlying EPS increased by 8.8%.

1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 12.

ab-inbev.com	Press release – 5 May 2026 – 1

Management comments

Consistent and compounding growth with beer volume up by 1.2% and a 20.8% Underlying EPS increase

Our business delivered a solid start to the year with broad-based volume growth and a 20.8% increase in Underlying EPS to reach 0.97 USD, a record high for the first quarter. Megabrand momentum, innovation in Balanced Choices and acceleration of our Beyond Beer portfolio drove top- and bottom-line growth in 4 of our 5 zones and we estimate to have gained or maintained market share in 75% of our markets.

Revenue increased by 5.8%, with total volume growth of 0.8% and a revenue per hl increase of 4.5%, driven by revenue management and positive mix from premiumization and Beyond Beer. Beer volumes grew by 1.2%, with record high first quarter volumes in Mexico, Colombia, Brazil, South Africa and Peru. In the US, our sales to retailer volumes grew and we continued to outperform the industry.

EBITDA increased by 5.3% with flattish margins as disciplined overhead management enabled increased sales and marketing investments and offset transactional FX headwinds.

Some key highlights from our performance this quarter include the following: continued momentum of our global megabrands, Corona, Stella Artois and Michelob Ultra, which grew revenues by 16%, 14% and 39% respectively outside of their home markets; expansion of our no-alcohol beer and Beyond Beer portfolios which grew revenue by 27% and 37% respectively; BEES marketplace GMV increased by 55% and delivered more than 1 billion USD in quarterly GMV.

Progressing our strategic priorities

We continue to execute on, and invest in, three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:
We increased our overall portfolio brand power driven by increased marketing investment and effectiveness. In addition, we estimate that we gained or maintained market share in 75% of our markets.
Digitize and monetize our ecosystem:
BEES Marketplace GMV increased by 55% to reach 1.1 billion USD in GMV from sales of third-party products. Overall BEES GMV increased by 15%, reaching 14.6 billion USD.
Optimize our business:
Underlying EPS increased by 20.8% to 0.97 USD, reaching a record high for the first quarter.

Lead and grow the category

We are executing on our replicable levers to drive category growth. Performance across each of the levers was led by our megabrands which delivered an 8.2% revenue increase.

•	Core Superiority: Revenue of our mainstream portfolio increased by 0.8%, driven by double-digit growth in Colombia, Peru and the Dominican Republic.

•

Balanced Choices: Our Balanced Choices portfolio of low carb, low calorie, sugar free, gluten free and no-alcohol beer brands delivered a revenue increase of 17%. Our no-alcohol beer portfolio led our performance, delivering a 27% revenue increase and gaining share to now be the global leader in no-alcohol beer by value, according to Nielsen.

ab-inbev.com	Press release – 5 May 2026 – 2

•

Premiumization: Our above core beer portfolio delivered an 11% revenue increase. Performance was driven by Corona, Stella Artois and Michelob Ultra which delivered revenue growth of 16%, 14% and 39% respectively outside of their home markets. Corona successfully activated the Milano Cortina Winter Olympics and increased volume by double-digits in 32 markets.

•

Beyond Beer: Growth of our Beyond Beer portfolio accelerated, increasing revenue by 37%. Performance was led by the global expansion of Flying Fish and by Cutwater in the US, which increased revenue by triple-digits and was the 3rd largest contributor by brand to our global revenue growth in 1Q26.

Digitize and monetize our ecosystem
•

Digitizing our relationships with more than 6 million customers globally: As of 31 March 2026, BEES was live in 29 markets with 72% of our revenues captured through B2B digital platforms. In 1Q26, BEES captured 14.6 billion USD in GMV, growth of 15% versus 1Q25.

•

Monetizing our route-to-market; delivering more than 1 billion USD in quarterly GMV: BEES Marketplace growth momentum continued, with GMV increasing by 55% versus 1Q25 and reaching approximately 1.1 billion USD from sales of third-party products.

•

Leading the way in DTC solutions: Our digital DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, served 12 million active consumers and generated 139 million USD in revenue, representing 5% growth versus 1Q25. Sales of third-party products through our DTC marketplace reached 41 million USD in GMV, a 42% increase versus 1Q25.

Optimize our business
•

Maximizing value creation: EBITDA grew by 5.3% with flattish margins as disciplined resource allocation and overhead management offset transactional FX headwinds. Capex optimization drove increased efficiency in depreciation and amortization expenses, resulting in 7.1% EBIT growth. In recognition of our consistent financial performance and the strength of our balance sheet, our credit rating was recently upgraded from A3 to A2 by Moody’s. As of 1 May 2026, we have completed 1.4 billion USD of our 6 billion USD share buyback program announced on 30 October 2025.

•

Advancing our sustainability priorities: After closing our 2025 sustainability goals, we have set new 2030 goals to strengthen resilience across our value chain, focused on agriculture, water, and energy and emissions. For further details, please refer to our website here.

Continued momentum and reliable compounding growth

The momentum of our business continued to start the year, with broad-based volume growth, revenue management and positive mix driving a 5.8% revenue increase. Top-line growth, disciplined cost management and translational FX tailwinds drove Underlying EPS growth of 20.8%.

We are encouraged by our performance in the first quarter and, looking ahead, we are well positioned to activate the category in some of the biggest moments of celebration of the year, including the FIFA World Cup. Our consistent performance and the strength of the beer category reinforce our confidence in our ability to deliver our FY26 outlook and create a future with more cheers.

ab-inbev.com	Press release – 5 May 2026 – 3

2026 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8%. The outlook for FY26 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 190 to 220 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY26 to be approximately 4%.

(iii)	Effective Tax Rate (ETR): We expect the normalized ETR in FY26 to be in the range of 26% to 28%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 3.5 and 4.0 billion USD in FY26.

ab-inbev.com	Press release – 5 May 2026 – 4

Figure 1. Consolidated performance

in USD Mio, except EPS in USD per share and Volumes in thousand hls	1Q25	1Q26	Organic
			growth
Volumes	136 268	136 409	0.8%
Beer	117 385	118 480	1.2%
Non-Beer	18 883	17 929	(1.9)%
Revenue	13 628	15 267	5.8%
Gross profit	7 583	8 647	7.2%
Gross margin	55.6%	56.6%	76bps
Normalized EBITDA	4 855	5 437	5.3%
Normalized EBITDA margin	35.6%	35.6%	(15)bps
Normalized EBIT	3 587	4 073	7.1%
Normalized EBIT margin	26.3%	26.7%	33bps

Profit attributable to equity holders of AB InBev	2 148	2 563
Underlying Profit	1 606	1 923

Basic EPS	1.08	1.30
Underlying EPS	0.81	0.97

Figure 2. Volumes

in thousand hls	1Q25	Scope	Organic	1Q26	Organic growth
			growth		Total	Beer
North America	19 842	(97)	(615)	19 131	(3.1)%	(3.2)%
Middle Americas	35 081	(728)	1 632	35 985	4.8%	5.6%
South America	40 891	-	(126)	40 765	(0.3)%	0.8%
EMEA	20 752	(95)	274	20 931	1.3%	1.5%
Asia Pacific	19 648	(18)	(83)	19 548	(0.4)%	(0.4)%
Global Export and Holding Companies	54	8	(11)	50	(18.4)%	(18.4)%
AB InBev Worldwide	136 268	(931)	1 072	136 409	0.8%	1.2%

ab-inbev.com	Press release – 5 May 2026 – 5

Key Markets Performance

United States: STR volume growth driven by beer and Beyond Beer share gains and an improved industry

•

Operating performance: Revenue increased by 1.1% with revenue per hl increasing by 4.4% driven by revenue management and positive brand mix. Sales-to-retailers (STRs) increased by 0.3%, estimated to have outperformed an improved industry. Sales-to-wholesalers (STWs) declined by 3.2% as we cycled a challenging shipment phasing comparable. Our STRs and STWs tend to converge on a full year basis. EBITDA increased by 0.2%, as top-line growth and productivity initiatives were reinvested in increased marketing spend to fuel momentum.

•

Commercial highlights: We were the #1 share gainer in total alcohol as we continued to gain share in both beer and spirits, according to Circana. Our beer performance was led by Michelob Ultra and Busch Light, which continued to be the #1 and #2 volume share gainers in the industry respectively. Our Beyond Beer portfolio delivered revenue growth in the high-sixties, led by Cutwater which grew revenue in the triple-digits and was the #1 share gaining brand in the total spirits industry in 1Q26. We are the leader in no-alcohol beer, with our portfolio gaining share and growing revenue in the low-twenties. Beer category trends improved in 1Q26 as weather patterns normalized and consumer sentiment stabilized, with revenue growth and flattish volumes, according to Circana.

Mexico: Record high volumes drove high-single digit top and mid-single digit bottom-line growth

•

Operating performance: Revenue increased by high-single digits, with mid-single digit revenue per hl growth driven by revenue management. Volumes increased by mid-single digits, outperforming the industry which grew by low-single digits, benefitting from Easter shipment phasing. EBITDA grew by mid-single digits, as top-line growth was partially offset by transactional FX headwinds and increased marketing investments.

•

Commercial highlights: Our performance was led by our above core beer portfolio, which grew revenue by low-teens driven by Modelo and Michelob Ultra. Our mainstream beer portfolio continued to grow, delivering mid-single digit revenue growth led by Corona. We strengthened our position as the industry leader in no-alcohol beer, with our portfolio growing volume by strong double-digits led by Corona Cero and Modelo Cero. In Beyond Beer, our portfolio grew volume by strong double-digits, led by the Vicky’s brand family.

Colombia: Record high volumes drove double-digit top- and bottom-line growth

•

Operating performance: Revenue increased by low-teens with mid-single digit revenue per hl growth, driven by revenue management and positive mix. Volumes grew by mid-single digits, with our portfolio gaining share of alcohol beverages. EBITDA grew by low-teens, as disciplined cost management and operational leverage offset transactional FX headwinds.

•

Commercial highlights: Increased brand power and consistent execution drove our momentum with revenue growing across all price segments of our portfolio and our business delivering record high first quarter volumes. Our above core beer brands led our performance with volume growth of high-single digits, led by Corona. Our mainstream beer portfolio continued to grow, delivering a mid-single digit volume increase.

Brazil: Record high beer volumes and double-digit bottom line growth driven by market share gain and an improved industry

•

Operating performance: Revenue increased by 8.4% with revenue per hl growth of 8.6%, driven by revenue management and premiumization. Beer volumes increased by 1.2%, estimated to have outperformed the industry. Non-beer volumes decreased by 3.9%, resulting in a total volume decline of 0.2%. EBITDA increased by 10.6% with margin expansion of 71bps, as disciplined revenue and cost management more than offset transactional FX headwinds.

ab-inbev.com	Press release – 5 May 2026 – 6

•

Commercial highlights: Our premium and super premium beer brands led our performance, delivering low-twenties volume growth and strengthening our leadership position of the premium segment. Our mainstream beer performance improved sequentially, estimated to have gained share of the segment. We are leading the industry in no-alcohol beer, with our portfolio growing volumes by low-teens and estimated to have gained share. In Beyond Beer, our portfolio grew volumes by high-teens, led by Beats and the launch of Flying Fish.

Europe: Continued market share gains and premiumization offset a soft industry to drive top- and bottom-line growth

•

Operating performance: Volumes grew by low-single digits, estimated to have outperformed the industry in the majority of our key markets, and supported by Easter shipment phasing. Revenue and revenue per hl increased by low-single digits driven by revenue management and premiumization. EBITDA grew by low-single digits with flattish margins as we increased marketing investments.

•

Commercial highlights: Our performance was driven by our megabrands, led by Corona which delivered high-single digit volume growth. Our no-alcohol beer portfolio is estimated to have grown market share in 5 of our 6 key markets, led by Corona Cero which delivered strong double-digit volume growth. We successfully activated the Milano Cortina 2026 Winter Olympics and created golden moments for consumers, with Corona and Corona Cero accounting for 60% of all beverages sold in Olympic venues.

South Africa: Record high volumes drove mid-single digit top-line growth

•

Operating performance: Revenue increased by mid-single digits with revenue per hl growth of low-single digits. Volumes grew by low-single digits, with beer volumes estimated to have underperformed a low-single digit growing industry, while Beyond Beer outperformed. EBITDA declined by low-single digits, with top-line growth primarily offset by phasing of sales and marketing investments.

•

Commercial highlights: The momentum of our business continued, with the consistent execution of our strategy driving an increase in our portfolio brand power and record high first quarter volumes. Performance was driven by our premium and super premium beer brands, which grew volumes by mid-twenties led by Corona. Our mainstream beer portfolio continued to grow, delivering low-single digit revenue growth led by Carling Black Label. In Beyond Beer, our portfolio grew volumes by high-single digits led by Flying Fish and our spirits-based RTD innovations.

China: Improved volume trend as we increased investments to rebuild momentum

•

Operating performance: Volumes declined by 1.5%, improving sequentially from 4Q25 but underperforming the industry according to our estimates. Revenue per hl decreased by 2.5%, driven by increased investments to expand our in-home presence, resulting in a revenue decline of 3.9%. EBITDA declined by 11.8%, impacted by top-line performance and increased sales and marketing investments.

•

Commercial highlights: Beer industry volume improved sequentially and was estimated to have grown slightly in 1Q26. Our top priorities are to rebuild momentum and reignite growth. We are investing behind our megabrands and innovations, strengthening our execution, and expanding our in-home channel presence. In 1Q26, we increased sales and marketing investments to activate the Chinese New Year campaign for Budweiser and we launched Harbin 1900, a 100% pure malt classic lager innovation, to increase our participation in the fast growing core plus segment.

ab-inbev.com	Press release – 5 May 2026 – 7

Highlights from our other markets

•

Canada: Revenue was flat with low-single digit revenue per hl growth. Volumes declined by low-single digits, with beer performance estimated to be in-line with a soft industry while we outperformed a growing Beyond Beer segment. Our beer performance was led by Michelob Ultra and Busch which were the top two volume share gainers in the industry. Beyond Beer growth was led by Cutwater and Mike’s Hard Lemonade which were two of the top three share gainers in the category.

•

Peru: Volumes grew by high-single digits to reach a record high for the first quarter. Performance was led by our mainstream beer brands, which grew volumes by high-single digits, and our Beyond Beer portfolio, which grew volumes in the triple-digits. Revenue grew by low-teens with mid-single digit revenue per hl growth, driven by revenue management and positive mix.

•

Ecuador: Revenue grew by low-teens with growth led by our above core beer brands which increased revenues by strong double-digits. Volumes increased by high-single digits, with industry growth driven by an improved consumer environment and supported by cycling a soft industry in 1Q25.

•

Argentina: Volumes declined by low-single digits, with beer volumes estimated to have outperformed the industry in a constrained consumer environment. Revenue grew by high-single digits driven by revenue management.

•	Africa excluding South Africa: In Nigeria, revenue grew by mid-single digits, driven by revenue management. Beer volumes declined by mid-single digits, estimated to have outperformed a soft industry.

In our other markets in Africa, revenue grew in aggregate by high-single digits and volumes by low-single digits, driven by Tanzania, Mozambique and Uganda.

•

South Korea: Our business cycled a challenging shipment phasing comparable due to our April 2025 price increase, resulting in volumes declining by low-teens. Revenue decreased by high-single digits with low-single digit revenue per hl growth. We estimate that we have continued to gain market share in both the on-premise and in-home channels.

ab-inbev.com	Press release – 5 May 2026 – 8

Consolidated Income Statement

Figure 3. Consolidated income statement

in USD Mio	1Q25	1Q26	Organic growth
Revenue	13 628	15 267	5.8%
Cost of sales	(6 044)	(6 620)	(3.9)%
Gross profit	7 583	8 647	7.2%
SG&A	(4 188)	(4 743)	(6.5)%
Other operating income/(expenses)	192	170	(11.6)%
Normalized EBIT	3 587	4 073	7.1%
Non-underlying items above EBIT	(49)	56
Net finance income/(expense)	(984)	(1 050)
Non-underlying net finance income/(expense)	602	631
Share of results of associates	52	52
Income tax expense	(664)	(786)
Profit	2 544	2 977
Profit attributable to non-controlling interest	396	414
Profit attributable to equity holders of AB InBev	2 148	2 563

Normalized EBITDA	4 855	5 437	5.3%
Underlying Profit	1 606	1 923

Non-underlying items above EBIT

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates
in USD Mio	1Q25	1Q26
Restructuring	(12)	(23)
Business and asset disposals (including impairment losses)	(37)	79
Non-underlying items in EBIT	(49)	56

Normalized EBIT excludes positive non-underlying items of 56 million USD in 1Q26 and negative non-underlying items of 49 million USD in 1Q25.

Net finance income/(expense)

Figure 5. Net finance income/(expense)
in USD Mio	1Q25	1Q26
Net interest expense	(621)	(613)
Accretion expense and interest on pensions	(167)	(216)
Other financial results	(196)	(220)
Net finance income/(expense)	(984)	(1 050)

Non-underlying net finance income/(expense)

Figure 6. Non-underlying net finance income/(expense)
in USD Mio	1Q25	1Q26
Mark-to-market	602	631
Non-underlying net finance income/(expense)	602	631

Non-underlying net finance income includes mark-to-market gains on derivative instruments entered into in order to hedge our share-based payment programs and shares issued in relation to the combinations with Grupo Modelo and SAB.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown below, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments
	1Q25	1Q26
Share price at the start of the period (Euro)	48.25	54.90
Share price at the end of the period (Euro)	56.92	59.72
Number of equity derivative instruments at the end of the period (in million)	100.5	94.0

ab-inbev.com	Press release – 5 May 2026 – 9

Income tax expense

Figure 8. Income tax expense
in USD Mio	1Q25	1Q26
Income tax expense	664	786
Effective tax rate	21.0%	21.2%
Normalized effective tax rate	25.9%	25.2%

The 1Q26 and 1Q25 effective tax rates were positively impacted by non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.

The decrease in Normalized ETR in 1Q26 compared to 1Q25 was primarily due to positive country mix.

Underlying EPS

Figure 9. Underlying EPS
in USD per share, except number of shares in million	1Q25	1Q26
Normalized EBITDA	2.43	2.75
Depreciation, amortization and impairment	(0.64)	(0.69)
Normalized EBIT	1.80	2.06
Net finance income/(expense)	(0.49)	(0.53)
Income tax expense	(0.34)	(0.39)
Associates & non-controlling interests	(0.17)	(0.18)
Hyperinflation impacts	0.01	0.01
Underlying EPS	0.81	0.97
Weighted average number of ordinary and restricted shares	1 994	1 978

ab-inbev.com	Press release – 5 May 2026 – 10

Reconciliation of IFRS and Non-IFRS Financial Measures

Profit attributable to equity holders and Underlying Profit

Figure 10. Underlying Profit
in USD Mio	1Q25	1Q26
Profit attributable to equity holders of AB InBev	2 148	2 563
Net impact of non-underlying items on profit	(565)	(667)
Hyperinflation impacts	23	28
Underlying Profit	1 606	1 923

Basic and Underlying EPS

Figure 11. Basic and Underlying EPS
in USD per share, except number of shares in million	1Q25	1Q26
Basic EPS	1.08	1.30
Net impact of non-underlying items	(0.28)	(0.34)
Hyperinflation impacts	0.01	0.01
Underlying EPS	0.81	0.97
FX translation impact	-	(0.09)
Underlying EPS in constant currency	0.81	0.88
Weighted average number of ordinary and restricted shares	1 994	1 978

Profit attributable to equity holders and Normalized EBITDA

Figure 12. Reconciliation of Normalized EBITDA to Profit attributable to equity holders of AB InBev
in USD Mio	1Q25	1Q26
Profit attributable to equity holders of AB InBev	2 148	2 563
Non-controlling interests	396	414
Profit	2 544	2 977
Income tax expense	664	786
Share of results of associates	(52)	(52)
Net finance (income)/expense	984	1 050
Non-underlying net finance (income)/expense	(602)	(631)
Non-underlying items above EBIT (incl. impairment losses)	49	(56)
Normalized EBIT	3 587	4 073
Depreciation, amortization and impairment	1 268	1 364
Normalized EBITDA	4 855	5 437

Normalized EBITDA, Normalized EBIT and Underlying Profit are non-IFRS financial measures used by AB InBev to reflect the company’s underlying performance. Underlying EPS and constant currency Underlying EPS are non-IFRS financial measures that AB InBev believes are useful to investors because they facilitate comparisons of EPS from period to period.

Normalized EBITDA is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Underlying Profit is calculated by adjusting profit attributable to equity holders of AB InBev to exclude: (i) non-underlying items and (ii) hyperinflation impacts. Underlying EPS is calculated as Underlying Profit divided by the weighted average number of ordinary and restricted shares. Constant currency Underlying EPS is calculated as Underlying EPS excluding the effects of foreign currency translation by translating current period figures using the exchange rates from the same period in the prior year.

Normalized EBITDA, Normalized EBIT and Underlying Profit are not accounting measures under IFRS and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Underlying EPS and constant currency Underlying EPS are not accounting measures under IFRS and should not be considered as alternatives to earnings per share as a measure of operating performance on a per share basis. These non-IFRS financial measures do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA, Normalized EBIT, Underlying Profit, Underlying EPS and constant currency Underlying EPS may not be comparable to that of other companies.

ab-inbev.com	Press release – 5 May 2026 – 11

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Since 1Q24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Scope changes also represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Beer volumes and revenue include primarily beer, no-alcohol beer, other malt-based alcohol beverages and spirits-based beverages. Non-beer volumes and revenue include primarily carbonated soft drinks and energy drinks. In addition, beer and non-beer categories include not only brands that we own or license, but also third-party brands that we brew and sell, and third-party products that we sell through our distribution network. The organic growth of our global brands, Budweiser, Stella Artois, and Corona excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beverage activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which we indirectly hold a 50% equity interest through our subsidiary Ambev, is accounted for as an associate using the equity method of accounting. The impact of this change in presentation is reflected as a scope change. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 1Q26, we reported a negative impact from hyperinflation accounting on the profit attributable to equity holders of AB InBev of 28 million USD. The impact in 1Q26 Basic EPS was 0.01 USD. Values in the figures and annexes may not add up, due to rounding. 1Q26 EPS is based upon a weighted average of 1 978 million shares compared to a weighted average of 1 994 million shares for 1Q25.

 Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “ambition”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 3 March 2026. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical instability. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The first quarter 2026 (1Q26) financial data set out in Figure 1 (except for the volume information), Figures 3 to 6, 8, 10 and 12 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three-month period ended 31 March 2026, which have been reviewed by our statutory auditors PwC Bedrijfsrevisoren BV/Réviseurs d’Entreprises SRL in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 7, 9 and 11 of this press release have been extracted from the underlying accounting records as of and for the three-month period ended 31 March 2026. References in this document to materials on our websites, such as www.ab-inbev.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 5 May 2026 – 12

Conference call and webcast

Investor Conference call and webcast on Tuesday, 5 May 2026:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 1Q26 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: +1-877-407-8029

Toll: +1-201-689-8029

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie

E-mail: ekaterina.baillie@ab-inbev.com

Patrick Ryan

E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, AB InBev has championed responsible drinking. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.

Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137 000 colleagues based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 5 May 2026 – 13

Annex 1: Segment reporting

AB InBev Worldwide	1Q25	Scope	Currency Translation	Organic Growth	1Q26	Organic Growth
Volumes	136 268	(931)	-	1 072	136 409	0.8%
Revenue	13 628	(100)	961	778	15 267	5.8%
Cost of sales	(6 044)	59	(400)	(235)	(6 620)	(3.9)%
Gross profit	7 583	(41)	561	543	8 647	7.2%
SG&A	(4 188)	(7)	(277)	(271)	(4 743)	(6.5)%
Other operating income/(expenses)	192	(17)	15	(20)	170	(11.6)%
Normalized EBIT	3 587	(64)	300	251	4 073	7.1%
Normalized EBITDA	4 855	(69)	396	255	5 437	5.3%
Normalized EBITDA margin	35.6%				35.6%	(15)bps

North America	1Q25	Scope	Currency Translation	Organic Growth	1Q26	Organic Growth
Volumes	19 842	(97)	-	(615)	19 131	(3.1)%
Revenue	3 364	(30)	20	32	3 385	0.9%
Cost of sales	(1 410)	30	(7)	32	(1 356)	2.3%
Gross profit	1 953	(1)	13	63	2 029	3.2%
SG&A	(1 052)	(5)	(9)	(31)	(1 095)	(2.9)%
Other operating income/(expenses)	14	(0)	(1)	(10)	2	(74.2)%
Normalized EBIT	916	(6)	4	22	936	2.4%
Normalized EBITDA	1 087	(2)	5	7	1 097	0.7%
Normalized EBITDA margin	32.3%				32.4%	(9)bps

Middle Americas	1Q25	Scope	Currency Translation	Organic Growth	1Q26	Organic Growth
Volumes	35 081	(728)	-	1 632	35 985	4.8%
Revenue	3 784	(78)	450	349	4 505	9.4%
Cost of sales	(1 350)	40	(151)	(102)	(1 562)	(7.8)%
Gross profit	2 434	(37)	299	247	2 943	10.3%
SG&A	(911)	13	(110)	(72)	(1 081)	(8.0)%
Other operating income/(expenses)	12	(0)	1	(6)	6	(48.1)%
Normalized EBIT	1 535	(25)	189	169	1 869	11.2%
Normalized EBITDA	1 858	(24)	224	149	2 206	8.1%
Normalized EBITDA margin	49.1%				49.0%	(59)bps

South America	1Q25	Scope	Currency Translation	Organic Growth	1Q26	Organic Growth
Volumes	40 891	-	-	(126)	40 765	(0.3)%
Revenue	2 978	3	192	267	3 440	9.0%
Cost of sales	(1 450)	(3)	(92)	(112)	(1 657)	(7.7)%
Gross profit	1 528	(0)	100	156	1 784	10.2%
SG&A	(849)	(5)	(47)	(56)	(957)	(6.6)%
Other operating income/(expenses)	97	(10)	11	10	108	11.4%
Normalized EBIT	776	(15)	64	110	935	14.4%
Normalized EBITDA	1 007	(10)	80	113	1 190	11.3%
Normalized EBITDA margin	33.8%				34.6%	73bps

ab-inbev.com	Press release – 5 May 2026 – 14

EMEA	1Q25	Scope	Currency Translation	Organic Growth	1Q26	Organic Growth
Volumes	20 752	(95)	-	274	20 931	1.3%
Revenue	1 965	(31)	252	87	2 274	4.5%
Cost of sales	(1 028)	17	(129)	(13)	(1 153)	(1.3)%
Gross profit	937	(14)	123	75	1 121	8.1%
SG&A	(607)	(5)	(84)	(44)	(739)	(7.1)%
Other operating income/(expenses)	44	(6)	4	(8)	35	(19.9)%
Normalized EBIT	375	(25)	43	23	416	6.7%
Normalized EBITDA	624	(21)	76	24	703	3.9%
Normalized EBITDA margin	31.7%				30.9%	(18)bps

Asia Pacific	1Q25	Scope	Currency Translation	Organic Growth	1Q26	Organic Growth
Volumes	19 648	(18)	-	(83)	19 548	(0.4)%
Revenue	1 450	(2)	44	(19)	1 474	(1.3)%
Cost of sales	(685)	1	(19)	11	(691)	1.7%
Gross profit	766	(1)	26	(8)	783	(1.0)%
SG&A	(420)	0	(13)	(22)	(455)	(5.1)%
Other operating income/(expenses)	24	(0)	1	(6)	18	(27.3)%
Normalized EBIT	369	(1)	13	(36)	346	(9.8)%
Normalized EBITDA	523	4	18	(48)	497	(9.2)%
Normalized EBITDA margin	36.1%				33.7%	(289)bps

Global Export and Holding Companies	1Q25	Scope	Currency Translation	Organic Growth	1Q26	Organic Growth
Volumes	54	8	-	(11)	50	(18.4)%
Revenue	86	38	2	62	189	71.3%
Cost of sales	(122)	(26)	(2)	(52)	(202)	(42.4)%
Gross profit	(36)	13	0	10	(13)	29.0%
SG&A	(349)	(6)	(14)	(47)	(416)	(13.6)%
Other operating income/(expenses)	1	-	(0)	(0)	(0)	(70.7)%
Normalized EBIT	(384)	7	(14)	(38)	(429)	(9.8)%
Normalized EBITDA	(244)	(16)	(7)	11	(256)	4.1%

ab-inbev.com	Press release – 5 May 2026 – 15